Airspan Networks Holdings Inc.

777 Yamato Road, Suite 310

Boca Raton, Florida 33431

April 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Airspan Networks Holdings Inc.

Registration Statement on Form S-1

(File No. 333-264374)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Airspan Networks Holdings Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced registration statement be accelerated to 4:00 p.m. Washington, D.C. time on Thursday, April 28, 2022, or as soon as practicable thereafter.

Please contact Brian Rosenau of Dorsey & Whitney LLP, outside counsel to the Company, at (212) 415-9281, with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

AIRSPAN NETWORKS HOLDINGS INC.

By:	/s/ David Brant
Name:	David Brant
Title:	Senior Vice President and Chief Financial Officer